

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Iain Mackay
Chief Financial Officer
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England

> **Re: GlaxoSmithKline plc**
> **Form 20-F for the fiscal year ended December 31, 2020**
> **Filed March 12, 2021**
> **File No. 1-15170**

Dear Mr. Mackay:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences